The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404
202-239-3300 | Fax: 202-239-3333

David E. Brown, Jr.	Direct Dial: 202-239-3345	Email: david.brown@alston.com

October 7, 2024

VIA EDGAR

Brian Soares

Christina Chalk

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street NE

Washington, DC 20549

Re:	CEDAR REALTY TRUST, INC.

Schedule TO-I filed September 25, 2024

Schedule TO-I/A filed September 26, 2024

File No. 5-38070

Dear Mr. Soares and Ms. Chalk:

On behalf of Cedar Realty Trust, Inc. (the “Company”), we are submitting responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), Division of Corporation Finance, Office of Mergers & Acquisitions, set forth in your letter dated October 2, 2024, with respect to the above-referenced Schedule TO-I filed with the SEC on September 25, 2024 (the “Schedule TO-I”), as amended on September 26, 2024 (the “Schedule TO-I/A”), relating to the Company’s offer to purchase up to an aggregate amount paid of $9,000,000 of its 6.50% Series C Cumulative Redeemable Preferred Stock (the “Series C Shares”).

The Company is contemporaneously filing Amendment No. 2 to the Schedule TO-I (“Amendment No. 2”), together with this letter via the EDGAR system.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed by the response to the comment. Terms not otherwise defined in this letter have the meanings set forth in the Schedule TO-I and Schedule TO-I/A.

Schedule TO-I filed September 25, 2024, as amended on September 26, 2024

General

1.	Comment: The initial Schedule TO-I was filed on September 25, 2024 and was amended the next day, on September 26, 2024, to change the increments security holders may elect when tendering from $0.10 to $0.05 per share of Series C Preferred. A new Letter of Transmittal was filed with the September 26, 2024 amendment. Please advise whether and how an amendment was disseminated to target holders to reflect this revision, and whether and how the revised Letter of Transmittal was disseminated. It appears that tenders made using the original Letter of Transmittal must be discarded. Advise how you will inform target security holders of this fact and ensure that they are not used.

Response: Shortly after filing the initial Schedule TO-I on September 25, 2024, the Company provided its Information Agent and Depository for the offer with copies of the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery for delivery to The Depository Trust Company (“DTC”). All issued and outstanding Series C Shares are held of record by, and there are no other holders of record of Series C Shares other than, DTC’s nominee, Cede & Co., for DTC’s participants.

The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404
202-239-3300 | Fax: 202-239-3333

After receiving the tender offer materials, and prior to disseminating them to DTC participants, DTC notified the Depositary that, due to technical system limitations, DTC could not process tenders in the $0.10 increment set forth in the offer materials because $13.25, the base end of the range, is not evenly divisible by the $0.10 increment. In response, the Company decided to change the increment at which holders of Series C Shares may elect to tender their shares from $0.10 to $0.05. The Company promptly prepared the Schedule TO-I/A, including revised Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery (collectively, the “Revised Tender Documents”) reflecting the updated $0.05 increment. The next morning, on September 26, 2024, the Company filed the Schedule TO-I/A and included as exhibits the Revised Tender Documents with the $0.05 increment. These updated materials were provided to DTC to replace the materials that had been provided the day before, and were, through the Information Agent and DTC’s service provider, Broadridge, printed and mailed to beneficial owners. As noted above, the initial tender offer materials contained in the Schedule TO-I were not sent to any holder, broker or nominee other than DTC, the sole record holder of the Series C Shares.

2.	Comment: The press release dated September 25, 2024 and filed under cover of Schedule TOC announces the offer but states that it has not yet commenced. It does not appear that Cedar Realty commenced this offer by means of a summary advertisement, and while a Schedule TO-I was filed September 25, 2024, it was amended the following day. An offer must remain open for at least 20 business days (defined in Rule 13e-4(a)(3)) from the date of commencement (defined in Rule 13e-4(a)(4)). We further note that your offer is scheduled to expire at 5:00 pm on October 24, 2024. Please advise what day you view as commencement for purposes of this offer and explain how you have complied with the requirement in Rule 13e-4(f)(1)(i) to hold the offer open for at least 20 business days from the date it is first "published sent or given" to target security holders. Your response should take into account that security holders were not provided with the corrected Letter of Transmittal until sometime after September 26, 2024 and that October 14, 2024 is a federal holiday.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes the offer commenced on September 25, 2024. Therefore, the Company disclosed in the offer materials an expiration date of October 24, 2024, 20 business days after the September 25, 2024 commencement date (taking into account the federal holiday on October 14, 2024).

The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404
202-239-3300 | Fax: 202-239-3333

Pursuant to Rule 13e-4(a)(4), commencement is the date that the issuer has “first published, sent or given the means to tender to security holders.” The means to tender “includes the transmittal form.” On September 25, 2024, the Offer to Purchase and Letter of Transmittal were sent to DTC, which is the sole registered holder of the Series C Shares. The materials sent included the transmittal form as well as instructions on how brokers, nominees and beneficial owners could tender their Series C Shares. As described above, revised offer materials were subsequently provided to DTC the next morning, on September 26, 2025, to accommodate processing limitations within DTC’s system. Even if any holder of Series C Shares had attempted to tender his or her shares in the 24-hour period between the initial filing and the amendment (and we are not aware of any such attempt), the holder’s ability to participate in the offer would not be impacted, as any shares tendered at the prior $0.10 increment would also be tendered at a $0.05 increment. The price range within which a holder may tender his or her shares and all other terms and conditions of the offer were otherwise unchanged by the amendment. Therefore, the amendment filed on September 26, 2024, did not change the commencement date of the offer since the materials sent to the sole registered holder on September 25, 2024 included the means to tender in the offer.

Instead of publishing a summary advertisement, the Company sent materials to each holder of Series C Shares, as specified by Rule 13e-4(e)(1)(ii). It engaged an Information Agent to facilitate the distribution of tender offer materials directly to beneficial owners. The Information Agent initiated broker searches after market close on September 24, 2024. Materials were printed by the Information Agent on September 26, 2024, and mailed to DTC’s designated service provider, Broadridge, for distribution to beneficial owners starting on September 27, 2024. Mailing was completed by October 2, 2024. We understand that certain brokers may have electronically disseminated tender offer materials and instructions on how to participate in the offer to its clients prior to materials being mailed. Consistent with the Commission’s guidance related to the dissemination of materials in mini-tender offers, the Company did not rely on DTC alone to forward information about the offer to its participants, but engaged an Information Agent to engage with brokers, and worked with DTC’s designated service provider, Broadridge, as DTC’s intermediary, to promptly disseminate materials to all beneficial owners following the commencement of the Offer. The Company will, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees, including DTC and Broadridge, for customary mailing and handling expenses incurred by them in distributing the tender offer materials to the beneficial owners of Series C Shares.

Conditions of the Offer, page 22

3.	Comment: We note that the condition in the first bullet on page 23 will be triggered by "the commencement of a war, armed hostilities or other similar national or international calamity, directly or indirectly involving the United States" (emphasis added) without any materiality qualifier on the gravity of such an event, without requiring any connection between such an event and the Offer, and without limiting the event to one directly involving the United States. In addition, it is unclear what current wars, which may trigger the condition upon a "material escalation or worsening threat," are included in this condition. For example, we note the recent escalation of hostilities in Israel, including the recent attack by Iran on that country. Please revise the broad wording of this offer condition to clarify its scope, in light of recent events, and to avoid illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder.

Response: In response to the Staff’s comment, the Company has revised the offer condition as set forth in Amendment No. 2.

The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404
202-239-3300 | Fax: 202-239-3333

4.	Comment: The last paragraph in this section also states that "[o]ur failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time." This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. When an offer condition is "triggered," a bidder must notify subject security holders promptly whether it intends to waive that condition and proceed with the offer or assert the condition and terminate the offer. Please revise this disclosure accordingly.

Response: In response to the Staff’s comment, the Company confirms that it will promptly notify stockholders if a condition is triggered while the Offer is pending and has revised the disclosure accordingly as set forth on Amendment No. 2.

Certain Information Concerning Us, page 24

5.	Comment: We note your statement in this section that "[t]he Company incorporates by reference [...] any filings on or after the date hereof that the Company makes with the SEC..." Schedule TO does not specifically permit "forward incorporation" of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure as set forth in Amendment No. 2 to delete the language referencing the forward incorporation of documents.

6.	Comment: We note your statement in this section that you incorporate by reference the Current Reports on Form 8-K filed on January 24, 2024 and September 16, 2024, but do not incorporate the Form 8-K filed on September 25, 2024, which you list as an exhibit under Item 12 of your Schedule TO-I. Please advise or revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure as set forth in Amendment No. 2 to incorporate by reference the Form 8-K filed on September 25, 2024.

The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404
202-239-3300 | Fax: 202-239-3333

Should you have any further questions or need additional information, please do not hesitate to contact me at 202-239-3345 or Bhanu Mathur at 202-239-3412.

Sincerely,

/s/ David E. Brown, Jr.
David E. Brown, Jr.

cc:	M. Andrew Franklin, Cedar Realty Trust, Inc. Bhanu Mathur, Alston & Bird LLP

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